UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 000-28980

ROYAL STANDARD MINERALS INC.
(Translation of the registrant’s name into English)

50 Richmond Street East, Suite 101
Toronto, Ontario
M5C 1N7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]      Form 40- F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

EXPLANATORY NOTE

      Royal Standard Minerals, Inc. (the “Company”) is filing this Amendment No. 1 to its Report of Foreign Private Issuer on Form 6-K for the month of May, 2012, which was originally filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2012 (the “Original Filing”) to (i) properly mark the exhibits that are subject to confidential treatment in the reports of the Company filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (ii) re-furnish Exhibit 99.2 to the Original Filing in its entirety as Exhibit 99.2 hereto, to properly mark such exhibit indicating that material has been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Exchange Act; (iii) furnish Exhibit 99.4 hereto; and (iv) re-furnish Exhibit 99.4 to the Original Filing in its entirety, including certain exhibits to such exhibit, as Exhibit 99.5 hereto.

      This Amendment No. 1 does not reflect events occurring after the filing of the Original Filing and no attempt has been made in this Amendment No. 1 to modify or update other disclosures as presented in the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Company’s filings with the SEC subsequent to the filing of the Original Filing, if any.

EXHIBIT INDEX

Exhibit
No.	Description

99.1	Material Change Report (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on May 14, 2012).

99.2#

Senior Secured Gold Stream Credit Agreement by and between Manhattan Mining Co., certain guarantors and Waterton Global Value, L.P., by the general partner of its general partner, Cortleigh Limited, dated August 26, 2011.*

99.3

First Amendment to Credit Agreement by and between Manhattan Mining Co. and Waterton Global Value, L.P., by the general partner of its general partner, Cortleigh Limited, dated May 2, 2012 (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on May 14, 2012).

99.4#	Royalty Agreement by and between Manhattan Mining Co. and Waterton Global Value, L.P., dated August 26, 2011.*

99.5	Amendment to Royalty Agreement by and between Manhattan Mining Co. and Waterton Global Value, L.P., dated May 2, 2012.*

*	Furnished herewith.
#	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the SEC.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL STANDARD MINERALS INC.
(Registrant)

Date: June 7, 2012	/s/ Philip Gross
Philip Gross
Interim Chief Executive Officer